CHINA PROPERTIES DEVELOPMENTS, INC.
89 Chang’an Middle Road
Yangming International Tower
26/27 Flrs.
Xi’an, China 710061

September 27, 2006

Joshua S. Forgione
Assistant Chief Accountant
United States Securities and Exchange Commission
Washington, DC 20549

Mail Stop 4561

               Re:  China Properties Developments, Inc. (the “Company”)
                      Form 10-KSB for Fiscal Year Ended December 31, 2005
                      Filed April 17, 2006 File No. 0-50637

Dear Mr. Forgione:

Thank you for your letter dated June 22, 2006 concerning the Company’s filings with SEC. Below please find responses to the comments made in your June 22, 2006 letter. For your convenience, we have also included in this letter, in italicized text, the full text of each of the comments contained in your June 22, 2006 letter.  With this letter, we are filing amendments to the referenced filings previously filed with the Commission.   References in this letter to “we”, “our” or “us” mean the Company or its advisors, as the context may require.

Form 10-KSB for the Fiscal Year Ended December 31, 2005

General

1.	Please file an amended Form 10-KSB that incorporates the proposed revisions detailed in your response. As it relates to any adjustments to the financial statements, please label the financial statements as restated, include an updated audit opinion as necessary and include a restatement footnote that describes the revisions to your financial statements in a reasonable level of detail, including a quantification of each adjustment and the effect of each correction on each financial statement line item and any per-share amounts affected or each period presented. In addition, please incorporate all applicable revisions into your amended Form 10-QSB for the quarter ended March 31, 2006. Refer to SFAS 154 and AU Section 561.

We have amended our 2005 10-KSB to incorporate the proposed revisions detailed in our responses.    We also amended our Form 10-QSB for the quarter ended March 31, 2006.

2.	We have read your proposed disclosure as it relates to the restatement of your financial statements. Your disclosure suggests that your revisions are based solely on comments from the SEC Staff rather than a conclusion by management that your historical financial statements should be restated to reflect the correction of errors and omission of material disclosures in accordance with US GAAP. Further to our comment 1 above, please revise your disclosure accordingly.

We added the following to the notes to the financial statements in our amended 2005 10-KSB:

“Note 1.  RESTATEMENT OF PREVIOUSLY ISSUED FINANCIAL STATEMENTS

The Company’s previously issued financial statements were reviewed by the United States Securities and Exchange Commission (US SEC). During the course of the Commission’s review, the Commission issued comment letters to which we provided responses and amended our financial statements per such comments.  The Management also believes such restatements reflect correction of errors and omissions of material disclosures in the historical financial statements, in accordance with US GAAP.”

Item 6. Management's Discussion and Analysis or Plan of Operation

Liquidity and Capital Resources, page 11
3.	We have read your response and proposed revisions in response to prior comment 3. Your disclosures regarding the mortgages payable and cash and cash equivalent balances at December 31, 2005 and 2004 do not appear to agree to the amounts per the financial statements. Please revise these amounts as appropriate. In addition, please revise to include a discussion of all known obligations -including bank/long-term loans, short-term loans and mortgage loans.

We amended the MD&A section in our amended reports per your comment.

For all known obligations -including bank/long-term loans, short-term loans and mortgage loans as of June 30, 2006, please see our amended 10-QSB for the quarter ended June 30, 2006.

Consolidated Statements of Cash Flows, pageF-6

4.	We have reviewed your response to prior comment 7. The guidance you reference would support netting amounts paid out and subsequently received on loans to related parties and netting cash flows received and subsequently paid back on amounts due to related parties; however, it does not appear to support netting cash flows related to loans due from related parties with loans due to related parties. Please further explain to us how you determined this was appropriate or revise accordingly. Further, we do not understand your conclusion that loans due from related parties constitute operating activities. Refer to paragraphs 16(a) and 17(a) of SFAS 95. As it relates to the cash flows from due to related parties, refer to paragraph 19(b) and 20(b) regarding their cash flow classification. Please revise or further explain to us your basis for this classification.

We now have concluded  that we should have classified cash flows from due from related parties as cash flows from investing activities; and cash flows from due to related parties as cash flows from financing activities.  Accordingly, we amended our 2005 10-KSB and  the 10-QSB for the first quarter of 2006.

Note 2 - Significant Accounting Policies

Inventories and Construction in Progress, page F-8
5.	We have reviewed your response to prior comment 9 and the proposed revisions included in your response to prior comment 10. You still do not disclose how you determine your total estimated project costs, how you allocate such costs to units sold or your policy for reviewing such estimates for revision as construction progresses in accordance with SFAS 67. Please advise us and revise to include such disclosure in addition to the revisions you propose in your response. In addition, as discussed in our prior comment 9, we do not understand how using a fixed percentage of 75% of the selling price to determine the cost of sales for units sold is consistent with the notion in paragraphs 11 and 12 of SFAS 67. Accordingly, please revise your disclosure and accounting or further explain to us your basis in accounting and cite the relevant accounting literature on which you rely.

We added the following to the notes to the financial statements in our amended 2005 10-KSB to disclose cost of sales:

“Note 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Cost of Sales

We estimate total sales price and total project cost annually throughout the real estate project.  At the end of each financial reporting period, we use the ratio of total project cost to total sales price, to allocate real estate project cost to all condominium units or spaces that have been sold and delivered to buyers, if any.  Costs of sales are revised and reallocated as necessary for material changes on the basis of current reporting period estimation.”

6.	We have read your response to prior comment 10. In addition to your proposed revisions, please revise to disclose the amount of total interest cost incurred and the total amount of interest capitalized in each period presented in the financial statements. Refer to paragraph 21 of SFAS 34. In your revised disclosure, please also further explain how you determine the point at which you commence and cease interest capitalization and how you determine the capitalization rate for any given period. Refer to paragraphs 12 - 16 as it relates to the capitalization rate to be used and paragraphs 17-19 of SFAS 34 as it relates to the period of capitalization. Finally, as it relates to the capitalized interest on the Jiahui building, if you have evaluated this error and have concluded that such error has a material impact on your historical financial statements, you should restate your financial statements accordingly. Please advise.

We added the following to our notes to disclose capitalized interest cost:

“Note 3. SIGNIFICANT ACCOUNTING POLICIES (continued)

Capitalized Interest Cost

Interest cost incurred to real estate projects are capitalized during construction period, which normally begins when payments are made for land usage right, and ends when the real estate project is substantially completed and held avaialble for occupation.  When portion of a real estate project is substantially complete and held available for occupation, interest expenditures are allocated to capitalized interest cost and interest expenses, based on area method.  Form May 2002 to October 2005, all our loans are directly incurred to construction of Yangming, we capitalized all interest expenditures into cost of  Yangming.  After that, capital expenditures are allocated to capitalized interest cost and interest cost, based on area method.  The capitalized interest cost was 725,808 and 574,494 in 2005 and 2004, respectively.”

Property, Plant and Equipment, page F-1Q

7.	Your disclosure here that the government certification of the Jiahui building was completed on July 23, 2004 and depreciation commenced on that date contradicts your proposed disclosure regarding real estate projects in your response to prior comment 15, which indicates that the that the building was available for occupancy and depreciation commenced on July 1, 2000. Please reconcile these statements and revise your disclosures to be consistent throughout the filing.

The local government issues a certificate to approve the total cost of real estate projects in PRC. The real estate developer and its general contractor finally settle their bills and payments based on this certificate.  We now believe that the certificate is irrelevant to the date that depreciation commences.  We now believe the Jiahui Building’s deprecation should have commenced on July 1, 2000, when Jiahui Building was held available for occupation.  We revised our disclosure to be consistent throughout the amended 2005 10-KSB and 10-QSB.

Note 4 - Office Space Construction in Progress - Yangming Building, page F-12
8.	We note from your response to comment 15 that you relocated your corporate offices to the Yangming building in October 2005 but do not plan to commence depreciation until July 1, 2006. Please revise to reflect depreciation expense related to the portion of the Yangming building which is substantially completed and occupied by tenants or held available for occupancy or further explain to us why your accounting is appropriate. Refer to paragraphs 22 - 23 of SFAS 67.

We added the following in the notes to financial statement to disclose  the use of Yangming:

“Note 3. SIGNIFICANT ACCOUNTING POLICIES

Real Estate Projects

Yangming Inernational Tower

Yangming International Tower (“Yangming”) is a multi-functional building with majority commercial usage.  We commenced the construction of Yangming in May 2002 and ceased major construction in October 2005.  We moved our offices into the top two floors (26th and 27th floors) and relevant depreciation commenced in November 2005.  We rented out the twenty-fifth floor for which depreciation began in November 2005.  The twenty-fifth to twenty-seventh floors are classifies as fixed assets.  We have been selling and will continue to sell the rest space of Yangming.”

Note 5 - Related Party Transactions, page F-13.

9.	We have reviewed your response to prior comment 18. Please further revise Note 5 to also include the loans due to and from your officers and employees. In addition, please also revise to provide the disclosures required by paragraph 2(c) of SFAS 57 regarding the dollar amounts of all such transactions that took place during each of the years ended December 31,2005 and 2004 in addition to your current disclosure of the balances at December 31, 2005. Finally, please advise us of and revise your disclosure to explain the business purpose of such transactions.

We revised the disclosure in our amended 2005 10-KSB as following:

“Note 3. SIGNIFICANT ACCOUNTING POLICIES

Related Party Transactions

“Advance to officers” and “Advance to employee” are advances to officers and employees who are working on projects on behalf of the Company.  After the work is finished, they will submit expense reports with supporting documents to the accounting department. Then, the expenses are debited into the relevant accounts and the advances are credited out. Cash flows from these activities are classified into operating activities.  The total advance to officers was 482,060 and 492,260 in 2005 and 2004, respectively. The total advance to employees was 51,550 and 64,815 in 2005 and 2004, respectively.

“Loans to related parties” and “Due to related parties” represent temporally short-term loans from/to affiliates, which are majority owned and controlled by directors of the Company.  These loans are unsecured, non-interest bearing and have no fixed terms of repayment, therefore, deemed payable on demand.  Cash flows from due from related parties are classified as cash flows from investing activities.  Cash flows from due to related parties are classified as cash flows from financing activities.  The total loans to related parties was 9,851,545 and 4,756,237 in 2005 and 2004, respectively. The total borrowing from related parties was 7,437,465 and 1,698,455 in 2005 and 2004, respectively.

“Notes payable to an affiliate” represents notes payable to an affiliate, Shaanxi Ruize Industrial Co., Ltd., which is majority owned and controlled by directors of the Company.  The total borrowing from this related party is $2,356,000 and 0 in 2005 and 2004, respectively.

“Due to officers” are temporally short-term loans from our officers to finance the Company’s operation due to lack of cash resources.  Cash flows from these activities are classified as cash flows from financing activates.  The total borrowing from officers was 220,000 and 381,325 in 2005 and 2004, respectively.

Sales

In July 2005, the Company received $734,224 from pre-selling three condominium units and one store space in Yangming to Sino Real Co, Inc., which is wholely owned by US Sino Real LLC.  Our CFO, Mr. Steven Lou, and his wife are memebers of US Sino Real LLC, in which there are totally 12 members.   All these units were delivered to the buyer and relevant proceeds were recognized in revenue in 2005..

Lease

The Company leases office and retail space to an affiliate, Shaanxi JiaHui Hantang Book Publishing Co., Ltd., which is majority owned and controlled by directors of the Company.  The lease period is from January 1, 2003 to December 31, 2007.  The rent is $192,100 per year and the rent is payable semi-annually.”

Note 12 - Notes Payable, page F-18
10.	We have read your response to prior comment 21 - Please revise your balance sheet as of December 31, 2005 to label your note payable to Shaanxi Ruize Industrial Co., Ltd. as related party.

We amended our 2005 10-KSB to reflect note payable to Shaanxi Ruize Industrial Co. Ltd. as related party.

Should you have any further questions or comments, please contact Steven Lou, our Chief Financial Officer, at our offices, or our counsel, David M. Kaye (Tel: 973-443-0600, Fax: 973-443-0609).

Thank you for your assistance.

Very truly yours,

CHINA PROPERTIES DEVELOPMENTS, INC.

/s/  Ping’an Wu
Ping’an Wu
Chief Executive Officer

/s/  Shuo (Steven) Lou
Shuo (Steven) Lou
Chief Financial Officer